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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AAR CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $1.00 par value
(Title of Class of Securities)
 000361105
(CUSIP Number of Class of Securities)
 AAR CORP.
Attn: Corporate Secretary
1100 North Wood Dale Road
Wood Dale, IL 60191
(630) 227-2075
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Robert J. Minkus, Esq.
Schiff Hardin LLP
233 South Wacker Drive, Suite 6600
Chicago, IL 60606
(312) 258-5584

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$135,000,000	$15,687

(1)
The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $135,000,000 in aggregate of up to 4,655,172 shares of common stock, par value $1.00 per share, at the minimum tender offer price of $29.00 per share.
(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐
    third-party tender offer subject to Rule 14d-1.

    ☒
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☐
    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

    ☐
    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

    ☐
    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

          This Tender Offer Statement on Schedule TO relates to the offer by AAR CORP., a Delaware corporation ("AAR" or the "Company"), to purchase for cash up to $135 million in value of shares of its common stock, par value $1.00 per share (the "Shares"), at a price of not less than $29.00 nor greater than $32.00 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated April 27, 2015 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the "Tender Offer"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.    Summary Term Sheet.

          The information under the heading "Summary Term Sheet," included in the Offer to Purchase, is incorporated herein by reference.

Item 2.    Subject Company Information.

          (a)   The name of the issuer is AAR CORP. The addresses and telephone number of the issuer's principal executive offices are 1100 North Wood Dale Road, Wood Dale, IL 60191, (630) 227-2000.

          (b)   The subject securities are Shares of AAR. As of April 22, 2015, there were 39,661,386 Shares outstanding. The information set forth in the Offer to Purchase under the heading "Introduction" is incorporated herein by reference.

          (c)    Information about the trading market and price of the Shares set forth in the Offer to Purchase under the heading "Section 8 — Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

          (a)   The filing person to which this Schedule TO relates is AAR. The address and telephone number of AAR is set forth under Item 2(a) above. The names and business address of the directors and named executive officers of AAR are as set forth in the Offer to Purchase under the heading "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and such information is incorporated herein by reference.

Item 4.    Terms of the Transaction.

          (a)   The material terms of the transaction set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Section 1 — Number of Shares; Purchase Price; Proration," "Section 2 — Purpose of the Offer; Certain Effects of the Offer," "Section 3 — Procedures for Tendering Shares," "Section 4 — Withdrawal Rights," "Section 5 — Purchase of Shares and Payment of Purchase Price," "Section 6 — Conditional Tender of Shares," "Section 7 — Conditions of the Offer," "Section 9 — Source and Amount of Funds," "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 14 — Material United States Federal Income Tax Consequences" and "Section 15 — Extension of the Offer; Termination; Amendment" are incorporated herein by reference.

          (b)   Information regarding purchases from officers, directors and affiliates of AAR set forth in the Offer to Purchase under the heading "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

          (e)    The information set forth in the Offer to Purchase under the heading "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

          (a)   Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Section 2 — Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

          (b)   Information regarding the treatment of Shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading "Section 2 — Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

          (c)    Information about any plans or proposals set forth in the Offer to Purchase under the headings "Section 2 — Purpose of the Offer; Certain Effects of the Offer" and "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

          (a)   Information regarding the source of funds set forth in the Offer to Purchase under the heading "Section 9 — Source and Amount of Funds" is incorporated herein by reference.

          (b)   Information regarding the source of funds set forth in the Offer to Purchase under the heading "Section 9 — Source and Amount of Funds" is incorporated herein by reference.

          (d)   Not applicable.

Item 8.    Interest in Securities of the Subject Company.

          (a)   The information set forth under the heading "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

          (b)   The information set forth under the heading "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

          (a)   The information set forth under the headings "Summary Term Sheet" and "Section 16 — Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

          (a)-(b) Not applicable.

Item 11.    Additional Information.

          (a)(1) The information set forth under the heading "Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

          (a)(2) The information set forth under the heading "Section 13 — Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

          (a)(3) The information set forth under the heading "Section 13 — Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

          (a)(4) The information set forth under the heading "Section 2 — Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

          (a)(5) There are no material pending legal proceedings relating to the Offer. The information set forth under the heading "Section 13 — Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

          (c)    The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

          The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated April 27, 2015.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 27, 2015.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 27, 2015.
(a)(1)(F)	Letter to Participants in the AAR CORP. Direct Stock Purchase Program for U.S. Employees, dated April 27, 2015.
(a)(1)(G)	Summary Advertisement, dated April 27, 2015.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release, dated April 27, 2015.
(b)	None.
(d)(1)
Amended and Restated AAR CORP. Stock Benefit Plan effective October 1, 2001 (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended November 30, 2001), as amended June 27, 2003 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2003), May 5, 2005 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2005), July 12, 2005 (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended February 28, 2006), June 23, 2006 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2007), January 23, 2007 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2007), January 27, 2007 (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended February 29, 2008) and July 11, 2011 (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended August 31, 2011).
(d)(2)
AAR CORP. Director's Retirement Plan, dated April 14, 1992 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 1992), amended May 26, 2000 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2000) and April 10, 2001 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2001).

Exhibit Number	Description
(d)(3)	AAR CORP. Supplemental Key Employee Retirement Plan, as Amended and Restated effective January 1, 2005 (incorporated by reference to Exhibits to AAR CORP.'s Current Report on Form 8-K dated June 9, 2006), as amended July 11, 2007 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2007), October 17, 2007 (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended February 29, 2008) and June 11, 2010 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2010).
(d)(4)
Amended and Restated Severance and Change in Control Agreement dated August 1, 2000 between AAR CORP. and Michael J. Sharp (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2001).
(d)(5)
Amended and Restated Severance and Change in Control Agreement dated April 11, 2000 between AAR CORP. and Timothy J. Romenesko (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2000), as amended June 14, 2010 (incorporated by reference to Exhibits to AAR CORP.'s Current Report on Form 8-K dated June 18, 2010).
(d)(6)
AAR CORP. Nonemployee Directors' Deferred Compensation Plan, as Amended and Restated effective January 1, 2005 (incorporated by reference to Exhibits to AAR CORP.'s Current Report on Form 8-K dated June 18, 2010).
(d)(7)	Form of Fiscal 2015 Non-Qualified Stock Option Agreement (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2014).
(d)(8)	Form of Fiscal 2015 Restricted Stock Agreement (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2014).
(d)(9)	Form of Fiscal 2015 Performance Restricted Stock Agreement (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2014).
(d)(10)	Form of Non-Employee Director Non-Qualified Stock Option Agreement (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2012).
(d)(11)	Form of Fiscal 2015 Director Restricted Stock Agreement (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2014).
(d)(12)
Severance and Change in Control Agreement dated as of July 9, 2008 (entered into between AAR CORP. and Robert J. Regan) (incorporated by reference to Exhibits to AAR CORP.'s Current Report on Form 8-K dated July 11, 2008).
(d)(13)	Form of Directors' and Officers' Indemnification Agreement (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
(d)(14)
Amended and Restated Employment Agreement dated May 31, 2014 between AAR CORP. and David P. Storch (incorporated by reference to Exhibits to the AAR CORP.'s Current Report on Form 8-K dated June 4, 2014).

Exhibit Number	Description
(d)(15)	Form of Amendment to the Severance and Change in Control Agreement (applicable to Messrs. Romenesko and Sharp) (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended February 28, 2009).
(d)(16)
Form of Amendment to the Severance and Change in Control Agreement (applicable to Mr. Regan) (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended February 28, 2009).
(d)(17)	Form of Policy for Recoupment of Incentive Compensation (incorporated by reference to AAR CORP.'s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2012).
(d)(18)	AAR CORP. Fiscal 2014 Short-Term Incentive Plan (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2013).
(d)(19)	AAR CORP. Fiscal 2015 Short-Term Incentive Plan (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-Q for the quarter ended September 24, 2014).
(d)(20)
Severance and Change in Control Agreement dated July 26, 2013 between AAR CORP. and John C. Fortson (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2013).
(d)(21)	2013 Stock Plan (incorporated by reference to Exhibits to AAR CORP.'s Definitive Proxy Statement on Form DEF 14A for the period ending October 9, 2013).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

          Not applicable.

 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2015	AAR CORP.
	By:	/s/ ROBERT J. REGAN
		Name:	Robert J. Regan
		Title:	Vice President, General Counsel and Secretary

 INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated April 27, 2015.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 27, 2015.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 27, 2015.
(a)(1)(F)	Letter to Participants in the AAR CORP. Direct Stock Purchase Program for U.S. Employees, dated April 27, 2015.
(a)(1)(G)	Summary Advertisement, dated April 27, 2015.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release, dated April 27, 2015.
(b)	None.
(d)(1)
Amended and Restated AAR CORP. Stock Benefit Plan effective October 1, 2001 (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended November 30, 2001), as amended June 27, 2003 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2003), May 5, 2005 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2005), July 12, 2005 (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended February 28, 2006), June 23, 2006 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2007), January 23, 2007 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2007), January 27, 2007 (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended February 29, 2008) and July 11, 2011 (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended August 31, 2011).
(d)(2)
AAR CORP. Director's Retirement Plan, dated April 14, 1992 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 1992), amended May 26, 2000 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2000) and April 10, 2001 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2001).

Exhibit Number	Description

(d)(3)	AAR CORP. Supplemental Key Employee Retirement Plan, as Amended and Restated effective January 1, 2005 (incorporated by reference to Exhibits to AAR CORP.'s Current Report on Form 8-K dated June 9, 2006), as amended July 11, 2007 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2007), October 17, 2007 (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended February 29, 2008) and June 11, 2010 (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2010).
(d)(4)
Amended and Restated Severance and Change in Control Agreement dated August 1, 2000 between AAR CORP. and Michael J. Sharp (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2001).
(d)(5)
Amended and Restated Severance and Change in Control Agreement dated April 11, 2000 between AAR CORP. and Timothy J. Romenesko (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2000), as amended June 14, 2010 (incorporated by reference to Exhibits to AAR CORP.'s Current Report on Form 8-K dated June 18, 2010).
(d)(6)
AAR CORP. Nonemployee Directors' Deferred Compensation Plan, as Amended and Restated effective January 1, 2005 (incorporated by reference to Exhibits to AAR CORP.'s Current Report on Form 8-K dated June 18, 2010).
(d)(7)	Form of Fiscal 2015 Non-Qualified Stock Option Agreement (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2014).
(d)(8)	Form of Fiscal 2015 Restricted Stock Agreement (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2014).
(d)(9)	Form of Fiscal 2015 Performance Restricted Stock Agreement (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2014).
(d)(10)	Form of Non-Employee Director Non-Qualified Stock Option Agreement (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2012).
(d)(11)	Form of Fiscal 2015 Director Restricted Stock Agreement (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2014).
(d)(12)
Severance and Change in Control Agreement dated as of July 9, 2008 (entered into between AAR CORP. and Robert J. Regan) (incorporated by reference to Exhibits to AAR CORP.'s Current Report on Form 8-K dated July 11, 2008).
(d)(13)	Form of Directors' and Officers' Indemnification Agreement (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended August 31, 2008).
(d)(14)
Amended and Restated Employment Agreement dated May 31, 2014 between AAR CORP. and David P. Storch (incorporated by reference to Exhibits to the AAR CORP.'s Current Report on Form 8-K dated June 4, 2014).

Exhibit Number	Description

(d)(15)	Form of Amendment to the Severance and Change in Control Agreement (applicable to Messrs. Romenesko and Sharp) (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended February 28, 2009).
(d)(16)
Form of Amendment to the Severance and Change in Control Agreement (applicable to Mr. Regan) (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarter ended February 28, 2009).
(d)(17)	Form of Policy for Recoupment of Incentive Compensation (incorporated by reference to AAR CORP.'s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2012).
(d)(18)	AAR CORP. Fiscal 2014 Short-Term Incentive Plan (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-K for the fiscal year ended May 31, 2013).
(d)(19)	AAR CORP. Fiscal 2015 Short-Term Incentive Plan (incorporated by reference to Exhibits to AAR CORP.'s Annual Report on Form 10-Q for the quarter ended September 24, 2014).
(d)(20)
Severance and Change in Control Agreement dated July 26, 2013 between AAR CORP. and John C. Fortson (incorporated by reference to Exhibits to AAR CORP.'s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2013).
(d)(21)	2013 Stock Plan (incorporated by reference to Exhibits to AAR CORP.'s Definitive Proxy Statement on Form DEF 14A for the period ending October 9, 2013).
(g)	None.
(h)	None.

QuickLinks

  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS